UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66541

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 AND ENDING 09/30/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Objective Equity, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

380 Bretano Way
(No. and Street)

Greenbrae (City) CA (State) 94904 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity (Name) (770) 263-6003 (Area Code – Telephone Number) bmegenity@bdcaonline.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

05/05/2009 (Date of Registration with PCAOB)(if applicable) 3514 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Riedel**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Objective Equity, LLC**, as of **September 30**, **2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

See Attached Certificate DN

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On 12/27/2022 before me, Dipu Nepali, Notary Public
(insert name and title of the officer)

personally appeared David Riedel
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DIPU NEPALI
Notary Public - California
Contra Costa County
Commission # 2290254
My Comm. Expires May 26, 2023

Signature [signature] (Seal)

OBJECTIVE EQUITY, LLC
Financial Statements
For the Year Ended
September 30, 2022
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Objective Equity, LLC (the "Company") as of September 30, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

December 27, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


Objective Equity, LLC
Statement of Financial Condition
September 30, 2022


Assets

Cash	$	12,891
Due from related parties		26,603
Prepaid expenses		170
Total assets	$	39,664

Liabilities and members' equity

Liabilities

Total Liabilities	$	-
Members' equity		39,664
Total liabilities and members' equity	$	39,664

The accompanying notes are an integral part of the financial statements.


Objective Equity, LLC
Statement of Operations
For the Year Ended September 30, 2022


Revenues

Advisory fees	$	17,639
Fees from registered representatives		2,500
Total Revenues		20,139

Expenses

Professional fees		28,821
Other		8,136
Total Expenses		36,957
Net loss	$	(16,818)

The accompanying notes are an integral part of the financial statements.


Objective Equity, LLC
Statement of Changes in Members' Equity
For the Year Ended September 30, 2022


October 1, 2021, Balance	$	(13,164)
Contributions		87,285
Distributions		(17,639)
Net loss		(16,818)
September 30, 2022, Balance	$	39,664

The accompanying notes are an integral part of the financial statements.


Objective Equity, LLC
Statement of Cash Flows
For the Year Ended September 30, 2022


Cash flows from operating activities:

Net loss	$	(16,818)

Adjustments to reconcile net loss to net cash used
  by operating activities:

Increase in due from related parties	$	(23,403)
Decrease in due to member		(80)
Decrease in prepaid expenses		757
Decrease in accounts payable and accrued expenses		(28,503)
Net cash used by operating activities		(68,047)

Cash flows from financing activities:

Contributions	87,285
Distributions	(17,639)
Net cash provided by financing activities	69,646
Net increase in cash	1,599
Cash at beginning of year	11,292
Cash at end of year	$ 12,891

Supplemental Information:
  <u>Non-cash financing activity</u>

Contribution of expenses paid by member	$	4,285


The accompanying notes are an integral part of the financial statements.


NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

<u>Description of Business:</u> Objective Equity, LLC (the "Company") is a broker-dealer that was organized in April 2004 as a New York limited liability company. The Company is approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides research and corporate advisory services. The Company's customers are primarily corporations and financial institutions located throughout the United States. As a limited liability company, the members' liability is limited to their investments.

<u>Cash:</u> The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

<u>Revenue Recognition:</u> Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as unearned income.

All advisory fee revenue recognized by the Company during fiscal year 2022 pertains to a transaction from a prior year where collectability was not reasonably assured.

Basis of Presentation: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2022, the Company's net capital was $12,891, which was $7,891 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.00 to 1.00.

NOTE C – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as defendant at September 30, 2022.

NOTE D – RELATED PARTY TRANSACTIONS

The Company has extended informal loans to an affiliated company in the amount of $26,578 as of September 30, 2022. This entity is affiliated with the Company through common ownership with the Company's majority member. The loans are payable on demand, do not bear interest and are included in "Due from related parties" on the statement of financial condition.

The Company operates from office space provided by its majority member at no cost.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – NET LOSS

The Company incurred a loss for fiscal year 2022 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE F - CONCENTRATIONS

All of the Company's advisory fee revenue during fiscal year 2022 came from one customer.

Objective Equity, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934
September 30, 2022

Total members' equity qualified for net capital	$	39,664
Non-allowable assets:		
Prepaid expenses		170
Due from Related Parties		26,603
Total non-allowable assets		26,773
Net capital before haircuts		12,891
Less haircuts on securities positions		-
Net capital	$	12,891
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	7,891
Ratio of aggregate indebtedness to net capital		0.00 to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on
Part IIA of Form X-17a-5 as of September 30, 2022.

OBJECTIVE EQUITY, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2022

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2022

With respect to the Information Relating to Possession and Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) Objective Equity, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Objective Equity, LLC stated that Objective Equity, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Objective Equity, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Objective Equity, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

December 27, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

380 Bretano Way
Greenbrae, CA 94904
Tel: 212-334-6365
Fax: 212-253-4263

Objective Equity, LLC

Objective Equity, LLCs EXEMPTION REPORT

We, as members of management of Objective Equity, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended September 30, 2022, without exception.
3. The Company met the identified conditions for such reliance throughout the period October 1, 2021, to September 30, 2022, without exception.



David Riedel, President
November 1 8 , 2022